NEWS RELEASE

WHEATON RIVER MINERALS LTD.

Waterfront Centre, Suite 1560, 200 Burrard Street, Vancouver, B.C. V6C 3L6
Ph: (604) 696-3000 Fax (604) 696-3001

FOR IMMEDIATE RELEASE

Toronto Stock Exchange:  WRM

August 24, 2004

American Stock Exchange:  WHT

WHEATON ENTERS INTO US$300 MILLION ACQUISITION FACILITY

Wheaton River Minerals Ltd. (“Wheaton” - TSX: WRM; AMEX: WHT) is pleased to announce that it has entered into a US$300 million acquisition facility arranged by HVB Group, which is available to finance up to three separate acquisitions.

The US$300 million facility is available for a period of 15 months, to acquire assets which are in the exploration, development or production stages. Certain conditions precedent exist for draw downs, depending on the amount of the loan being incurred to finance an acquisition.  Amounts drawn down are required to be refinanced or repaid by February, 2006. Security will be granted under the facility only over acquired assets, together with guarantees by any subsidiaries of Wheaton which acquire such assets.  Amounts drawn down under the facility will bear interest at US$ LIBOR (currently approximately 1.7%) plus a margin of 2.25% per annum, increasing over the term of the loan up to 4.5% per annum.

Net proceeds from any debt refinancing or equity issue (not undertaken in connection with an acquisition) together with the net proceeds from significant asset sales, will be applied to prepay amounts outstanding under the facility.

Ian Telfer, Chairman and CEO of Wheaton stated: “This US$300 million facility, combined with a present cash balance of over US$100 million, will allow Wheaton to acquire precious metal assets and continue its growth path.”

Wheaton is a leading gold producer and expects 2006 production from all of its mines to increase to approximately 900,000 gold equivalent ounces at a total cash cost of less than US$100 per ounce. Current production exceeds 500,000 gold equivalent ounces (over 400,000 ounces of gold and 7 million ounces of silver) at a total cash cost of less than US$50 per ounce.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email ir@wheatonriver.com.